UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 10, 2008

Commission File Number: 000-30134

CDC Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

33/F Citicorp Centre

18 Whitfield Road

Causeway Bay

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F        ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        n/a

Exhibit	Description

1.01

Materials in connection with the Annual General Meeting of Shareholders to be held on November 5, 2008 (the “AGM”)

Invitation to Shareholders

Notice of AGM

Proxy Statement

Report of the Directors

Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 10, 2008	By:	/s/ Timothy F. Coen
	Name:	Timothy F. Coen
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01

Materials in connection with the Annual General Meeting of Shareholders to be held on November 5, 2008 (the “AGM”)

Invitation to Shareholders

Notice of AGM

Proxy Statement

Report of the Directors

Proxy Card

Exhibit 1.01

DEAR CDC CORPORATION SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders (the “General Meeting”) of CDC Corporation (the “Company”) to be held at the Company’s offices located at 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong on Wednesday, November 5, 2008, at 11:00 a.m.

Details of the business to be conducted at the General Meeting are provided in the attached Notice of Annual General Meeting of Shareholders and Proxy Statement. Accompanying this Notice of Annual General Meeting of Shareholders and Proxy Statement are:

•	the Company’s Report of the Directors; and

•

a copy of the Company’s 2007 Annual Report on Form 20-F as well as Amendment No. 1 thereto (the “2007 20-F”), which includes therein the Company’s financial statements for the year ended December 31, 2007, as audited by Deloitte & Touche LLP, the Company’s independent registered public accounting firm.

If you do not plan to attend the General Meeting, please complete, sign, date, and return the enclosed proxy promptly in the accompanying reply envelope. If you decide to attend the General Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the General Meeting.

We look forward to seeing you at the General Meeting.

Raymond K.F. Ch’ien

Chairman

October 8, 2008

Hong Kong

YOUR VOTE IS IMPORTANT

In order to assure your representation at the General Meeting, you are requested to complete, sign, and date the enclosed proxy as promptly as possible and return it in the enclosed envelope (to which no postage need be affixed if mailed in the United States).

33/F Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 5, 2008

The Annual General Meeting of Shareholders (the “General Meeting”) of CDC Corporation (the “Company”) will be held at the Company’s offices located at 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong on Wednesday, November 5, 2008, at 11:00 a.m. for the following purposes:

ORDINARY BUSINESS

1.	To elect three (3) Class III Directors to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2011.

2.	To ratify the Company’s audited financial statements and the reports of Directors and the Company’s independent registered public accounting firm for the year ended December 31, 2007.

3.	To ratify the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2008 and authorize the Audit Committee of the Board of Directors to set their remuneration.

OTHER BUSINESS

4.	To act upon such other matters as may properly come before the General Meeting or any adjournments or postponements thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. The record date for determining those shareholders who will be entitled to notice of, and to vote at, the General Meeting and at any adjournment thereof was September 29, 2008. The stock transfer books will not be closed between the record date and the date of the General Meeting. A shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, to vote instead of him. Such proxy need not be a shareholder of the Company.

Whether or not you plan to attend the General Meeting, please complete, sign, date and return the enclosed proxy promptly in the accompanying reply envelope. Please refer to the enclosed voting form for instructions. Your proxy may be revoked at any time prior to the General Meeting. If you decide to attend the General Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the General Meeting.

ON BEHALF OF THE BOARD OF DIRECTORS

Raymond K.F. Ch’ien

Chairman

October 8, 2008

Hong Kong

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

These proxy materials are furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of CDC Corporation, a company organized under the laws of the Cayman Islands (the “Company”), for the Annual General Meeting of Shareholders (the “General Meeting”) to be held at 11:00 a.m. on Wednesday, November 5, 2008, at the Company’s offices located at 33/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong, and at any adjournments or postponements of the General Meeting. These proxy materials were first mailed to shareholders on or about October 8, 2008.

PURPOSE OF MEETING

The specific proposals to be considered and acted upon at the General Meeting are summarized in the accompanying Notice of Annual General Meeting of Shareholders. Each proposal is described in more detail in this Proxy Statement.

VOTING RIGHTS AND SOLICITATION

Voting

The Company’s Class A Common Shares par value US$0.00025 per share (the “Common Shares”) are the only type of security entitled to vote at the General Meeting. Each shareholder of record as of the close of trading on September 29, 2008 is entitled to one vote for each Common Share held by such shareholder on that date.

At least one-third of the outstanding Common Shares must be present or represented at the General Meeting in order to have a quorum. Abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum for the transaction of business but are not counted as votes cast at the General Meeting. Pursuant to the Company’s Amended and Restated Articles of Association, if within fifteen (15) minutes from the time appointed for the General Meeting a quorum is not present, the General Meeting shall stand adjourned to the same day in the next week at the same time and place, as decided by the Board, and if at such adjourned General Meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding such adjourned General Meeting, the members present in person or by proxy shall be a quorum and may transact the business for which the General Meeting was called.

Proposals 1, 2 and 3 each require for approval the affirmative vote of a simple majority of the Common Shares present in person or by proxy at a meeting for which a quorum is present.

Proxies

Whether or not you are able to attend the General Meeting, you are urged to vote your proxy, which is solicited by the Board and which will be voted as you direct on your proxy when properly completed. In the event no directions are specified, such proxies will be voted:

-	FOR proposals 1, 2 and 3; and

-	in the discretion of the proxy holders, as to other matters that may properly come before the General Meeting.

You may revoke or change your proxy at any time before the General Meeting. To do this, send a written notice of revocation or another signed proxy with a later date to the Company at the Company’s principal executive offices before the beginning of the General Meeting. You may also revoke your proxy by attending the General Meeting and voting in person.

PROPOSAL NO. 1

ELECTION OF CLASS III DIRECTORS

General

With respect to Proposal No. 1, persons named in the accompanying form of proxy intend, in the absence of contrary instructions, to vote all proxies for the election of:

Proposal 1: Dr. Raymond K.F. Ch’ien, Mr. Peter Yip and Mr. Wong Kwong Chi, Simon as Class III Directors, to serve for a term expiring the date on which the Annual General Meeting of Shareholders is held in 2011.

If any such nominee or nominees should be unable to serve, an event not now anticipated, the proxies will be voted for such person or persons, if any, as shall be designated by the Board to replace any such nominee or nominees. Each of Dr. Ch’ien, Mr. Yip and Mr. Wong is currently a Class III Director of the Company, and each, except for Mr. Yip, would be considered an “independent director” as defined under Rule 4200(a)(15) of the NASDAQ Stock Market, Inc. Marketplace Rules.

Shareholder Approval

The affirmative vote of a simple majority of the Common Shares present in person or by proxy at a meeting for which a quorum is present is required for the election of each director nominated.

Information Concerning Class III Director Nominees

The following table sets forth information concerning each of Dr. Raymond K.F. Ch’ien, Mr. Peter Yip and Mr. Wong Kwong Chi, Simon as the nominees as Class III Directors of the Company. Each of Dr. Ch’ien, Mr. Yip and Mr. Wong is currently a member of the Board.

Name (Age) and Address of Director	Principal Occupation or Employment During Past Five Years	Director Since

Raymond K.F. Ch’ien (56) c/o CDC Corporation 33/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Dr. Ch’ien has served as Chairman of our board since January 1999, and served as Executive Chairman of our board from April 2001 until August 2005 at which point he became Chairman of our board. He served as Acting Chief Executive Officer between March 2004 and March 2005, and chief executive officer from March 2005 until August 2005. Dr. Ch’ien is Chairman and a member of the executive and remuneration committees of our Hong Kong listed subsidiary, China.com. Dr. Ch’ien is also Chairman of MTR Corporation Limited and Hang Seng Bank Limited, and serves on the boards of the Hong Kong and Shanghai Banking Corporation Limited, Inchcape plc, Swiss Reinsurance Company, Convenience Retail Asia Limited and The Wharf (Holdings) Limited. Dr. Ch’ien received a Doctoral Degree in economics from the University of Pennsylvania in 1978 and became a Trustee of the University in 2006. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994. In 1999, he was awarded the Gold Bauhinia Star medal.	January 1999

Peter Yip (56) c/o CDC Corporation 33/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Mr. Yip is our Chief Executive Officer and a Vice Chairman of our board of directors. Mr. Yip has also been the Acting Chief Executive Officer of China.com since August 2006. Mr. Yip was a founder of the Company and served as Chief Executive Officer between 1999 and February 2005, and was re-appointed Chief Executive Officer in April 2006. Under his leadership, the Company was one of the first successful initial public offerings of an internet company from Greater China to be listed on NASDAQ, opening the door for other Chinese entrepreneurs to list their ventures in the U.S. capital markets. Mr. Yip co-founded Yipkon Business Systems in 1978 with his Indian partner from Bangalore, Kumar Konanur. Yipkon, as one of the first Indian outsourcing companies based in New York, pioneered outsourcing for US companies using Indian resources from Bangalore and successfully grew to US$100M revenue. Mr. Yip sold Yipkon to MCI Worldcom in 1987, just before the market crash, and returned to Hong Kong to make investments in software and IT companies. In addition, Mr. Yip has made a number of successful co-investments with institutional investors, corporate investors and high net worth individuals, a Temasek Holdings company, Bechtel Enterprises Inc., Mitsui & Co. Ltd., America Online, Inc. and the Merrill Lynch-Fred Adler Technology Fund II. Mr. Yip has authored research papers published at Harvard Asia Pacific Review, Nanjing University Press, National Science Foundation. He co-authored a book titled “The China’s Century” with former China Premier Zhu Yongji, amongst others. Mr. Yip previously held management positions at KPMG Consulting and Wharton Applied Research. In 2000, the Wharton Business School presented Mr. Yip with its Asian Alumni Entrepreneur Award. Mr. Yip received a MBA from the Wharton School and a MS and BS in Electrical Engineering from the University of Pennsylvania. He also received an Associate’s Degree in Engineering and an honorary Doctorate Degree in Business from Vincennes University, Indiana.	June 1997

Wong Kwong Chi, Simon (56) c/o CDC Corporation 33/F Citicorp Centre 18 Whitfield Road Causeway Bay, Hong Kong	Mr. Wong has served as an independent member of our board of directors since August 2005, a director of CDC Software since October 2006 and a director of CDC Games since September 2006. Mr. Wong is a Managing Partner of Asian Global Capital (AGC). Prior to joining AGC, he was a director and Executive Vice President of Transpac Capital Ltd., one of the oldest and largest private equity investment firms in Asia, managing an $820 million portfolio with investments in approximately 200 companies in East Asia and the United States. Prior to joining Transpac, Mr. Wong was Deputy Managing Director of Cony Electronics Products Ltd. and Hung Nien Electronics Ltd. in Hong Kong and president of Cony Electronics Inc. in Chicago. Mr. Wong serves on the boards of Hang Fung Gold Technology Ltd., Fountain Set (Holdings) Limited and Glory Mark Hi-Tech (Holdings) Ltd. Mr. Wong has	August 2005

served previously as Chairman of the Hong Kong Venture Capital Association and was Vice Chairman of The Hong Kong Electronic Industries Association. He is also a committee member of the Hong Kong Young Industrialists Council; member of Financial Services Advisory Committee of Hong Kong Trade Development Council and board member of Monte Jade Science and Technology Association of Hong Kong. Mr. Wong received Bachelor of Science and MBA Degrees from the Chinese University of Hong Kong.

Recommendation of the Board of Directors

With respect to Proposal No. 1, the Board recommends that the shareholders vote FOR the election of each of the Class III Director nominees.

PROPOSAL NO. 2

RATIFY AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

General

Deloitte & Touche LLP, an independent registered public accounting firm (“Deloitte”), has audited the Company’s financial statements as of and for the year ended December 31, 2007 (the “2007 Financial Statements”) and has provided its report thereon. The Company’s shareholders are being asked to ratify the 2007 Financial Statements audited by Deloitte.

A copy of the Report of the Directors is attached as Appendix A to this Proxy Statement. Copies of the Company’s 2007 Annual Report on Form 20-F (the “2007 20-F”) (which includes therein the 2007 Financial Statements and the Report of Deloitte & Touche LLP), as well as Amendment No. 1 to the 2007 20-F, accompany this Proxy Statement.

Shareholder Approval

The affirmative vote of a simple majority of the Common Shares present in person or by proxy at a meeting for which a quorum is present is required to ratify the 2007 Financial Statements.

Recommendation of the Board of Directors

The Board recommends that the shareholders vote FOR the ratification of the 2007 Financial Statements.

PROPOSAL NO. 3

RATIFICATION OF SELECTION OF

AN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

The Company’s shareholders are being asked to ratify the selection of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008, and to delegate the setting of Deloitte’s remuneration to the Audit Committee of the Board. In the event the Company’s shareholders do not ratify the appointment of Deloitte, the Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.

Shareholder Approval

The affirmative vote of a simple majority of the Common Shares present in person or by proxy at a meeting for which a quorum is present is required to ratify the selection of Deloitte as the Company’s independent registered public accounting firm.

Recommendation of the Board of Directors

The Board recommends that the shareholders vote FOR the appointment of Deloitte to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008, and to delegate the setting of Deloitte’s remuneration to the Audit Committee of the Board.

OTHER MATTERS

The Board knows of no other matters to be presented for shareholder action at the General Meeting. However, if other matters do properly come before the General Meeting or any adjournments or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

In the event that sufficient votes in favor of any proposal set forth in the Notice of this General Meeting are not received by November 4, 2008, the persons named as attorneys in the enclosed proxy may propose one or more adjournments of the General Meeting to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of the holders of a majority of the Common Shares present in person or by proxy at the session of the meeting to be adjourned. The persons named as proxies in the enclosed proxy will vote in favor of such adjournment for those proxies which they are entitled to vote in favor of the proposal for which further solicitation of proxies is to be made. They will vote against any such adjournment for those proxies which they are required to vote against such proposal.

ON BEHALF OF THE BOARD OF DIRECTORS

Raymond K.F. Ch’ien Chairman

October 8, 2008

Hong Kong

Appendix A

REPORT OF THE DIRECTORS

The directors of the Company present their report and the audited financial statements of CDC Corporation (the “Company”) for the year ended December 31, 2007.

Principal activities

CDC Corporation, with facilities in the PRC, Southeast Asia, North America, Europe and Australia, is a global provider of enterprise software, online games and internet and media services.

The Company reports operating results in five business segments, “Software,” “Business Services,” “Online Games,” “Mobile Services and Applications” and “China.com”. During 2005, the Company reorganized these segments into two core business units, CDC Software and China.com, and during 2006, the Company added a third core business unit, CDC Games. The operations of Software and Business Services are included in the CDC Software business unit, the operations of online games are included in the CDC Games business unit and the operations of Mobile Services and Applications and China.com are included in the China.com business unit. In February 2008, the Company announced that it would be discontinuing its mobile services and applications operations, and has since discontinued such operations due to the regulatory environment connected with such operations.

CDC Software Business Unit

CDC Software is a leading global provider of specialized enterprise software applications and complementary business services to customers in select industries, which CDC Software refers to as its targeted vertical industries. Companies in CDC Software’s targeted vertical industries generally have specific and complex business needs and often are subject to specific and extensive regulatory requirements. CDC Software believes that its enterprise software applications address its customers’ critical, industry-specific requirements more reliably and more cost-effectively than conventional enterprise software applications. CDC Software also offers a range of complementary business services, including information technology, or IT, and outsourcing services, that span the lifecycle of its customers’ technology investments.

CDC Software conducts its business through its Software Group and its Global Services Group.

Through the Software Group, CDC Software offers enterprise software applications that are designed to deliver industry-specific functionality. CDC Software believes that its products help its customers establish and maintain a competitive advantage by allowing them to reduce the cost of their operations, gain visibility needed for continuous business improvement and ensure their regulatory compliance. CDC Software’s products can typically be rapidly deployed, configured and upgraded easily, and are intuitive to learn and use. CDC Software believes these factors lower its customers’ total cost of ownership and increase their return on investment.

CDC Software’s principal enterprise software applications include:

•

Enterprise and departmental solutions for process manufacturers in the food and beverage, consumer products, pharmaceutical and biotechnology, chemicals, metals and natural products industries. These solutions include enterprise resource planning, or ERP, supply chain management, or SCM, manufacturing operations management, customer relationship management, or CRM, and enterprise performance management; and

•

Vertical CRM applications for industries characterized by complex product offerings, business relationships and sales processes, such as the financial services, homebuilding and real estate, general manufacturing, energy, insurance and healthcare industries.

Through its Global Services Group, CDC Software offers IT and business services to help its customers optimize their business processes and maximize the value of their IT expenditures. CDC Software’s IT and business service offerings include application development, IT infrastructure services, help desk services, business process improvement, implementation and outsourced hosting and application management services.

CDC Software’s customers make significant investments when they purchase enterprise software applications, whether from CDC Software or other software vendors, to run many critical business processes for years to come. CDC Software’s broad range of IT and business services helps its customers protect and extend the value of those investments by offering them ways to improve and enhance their IT systems and business processes. CDC Software assists its customers in implementing software and in fine-tuning their IT infrastructure, including processes, systems and personnel management.

As of March 31, 2008, CDC Software’s products and services had been purchased by over 6,000 companies worldwide. For the year ended December 31, 2007, the CDC Software Business Unit generated total revenues of $349.0 million and operating income of $21.5 million. CDC Software’s Software Group and its Global Services Group accounted for 59% and 28%, respectively, of these 2007 revenues.

CDC Games Business Unit

CDC Games business unit pioneered the “free-to-play, pay for virtual merchandise” business model for online games in China, and is a leading operator of online games in China. CDC Games’ online game, Yulgang, which was launched in July 2004, was the first free-to-play, pay for virtual merchandise online role playing game in China.

CDC Games offers massive multiplayer online role playing games, or MMORPGs and massive multiplayer online games, or MMOGs, which are online games that allow thousands of users to interact with one another in a virtual world by assuming ongoing roles, or avatars, with different features. In addition to traditional MMORPGs, CDC Games also offers more casual games that appeal to a wider audience and enable CDC Games to introduce its products to non-gamers through its integrated operating platform. The interactive and group-oriented nature of these games along with the size of CDC Games’ user base helps it retain its current users and attract new users.

CDC Games’ MMORPGs and MMOGs are action-adventure based, and draw upon fantasy, martial arts and combat themes. In preparation for the commercial launch of a new game, CDC Games’ conducts closed beta testing of the game in an effort to eliminate technical problems.

To date, CDC Games has obtained its content through licensing arrangements with developers and other third parties. CDC Games monitors the markets to identify and source new online games, particularly the markets in South Korea, Japan and the United States.

CDC Games has experienced significant revenue and earnings growth since it was formed in the third quarter of 2006. Online game revenues were $33.6 million for the year ended December 31, 2007, compared to $26.8 million for the year ended December 31, 2006, and operating loss from its online games segment was $14.6 million for the year ended December 31, 2007, compared to operating income of $9.5 million for the year ended December 31, 2006. During 2007, and prior to such time, 100% of CDC Games’ games revenues were derived from China.

As a percentage of total revenues, revenues from CDC Games’ online games segment constituted 8.3% of total revenues in 2007.

China.com Business Unit

During 2007, the Company’s China.com business unit was engaged in providing mobile services and applications and internet and media products and services and was comprised of two segments, “Mobile Services and Applications” and “China.com”. In February 2008, China.com announced that, due to negative effects caused by the regulatory environment surrounding the MVAS industry in China, China.com decided to discontinue the operations of its Mobile Services and Applications business and currently, the China.com business unit is comprised of a single segment, “China.com.”

China.com currently offers several products and services, such as: (i) Portal. The services and products of China.com’s portal include online advertisement, search, enterprise service and mail services; (ii) Travel and Trade Services. TTG publishes literature for the travel industry and organizes industry events; and (iii) Internet Video.

Total revenues for the China.com segment were $11.4 million for the year ended December 31, 2007, compared to $10.0 million for the year ended December 31, 2006. As a percentage of total revenues, revenues from the Company’s China.com segment constituted 2.8% of total revenues in 2007 and 3.3% of total revenues in 2006.

Results

The Company’s revenues and net income for the year ended December 31, 2007, and its state of affairs at December 31, 2007 are set out in the audited financial statements of the Company for the year ended December 31, 2007, as amended.

Fixed assets

Details of movements in the fixed assets of the Company are set out in note 8 to the audited financial statements.

Share capital

Details of movements in the share capital of the Company during these periods are set out in note 18 to the audited financial statements.

Directors

The directors of the Company as of September 2008 were:

Raymond K.F. Ch’ien	Chairman
Peter Yip	Vice Chairman
Wong Kwong Chi, Simon	Independent Director
Thomas M. Britt, III	Independent Director
Wang Cheung Yue, Fred	Independent Director
Carrick John Clough	Independent Director
Fang Xin	Director

Auditors

The Board and the Audit Committee of the Board have selected Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS

Raymond K.F. Ch’ien Chairman

October 8, 2008

Hong Kong

VOTE, DATE AND SIGN THE PROXY CARD. RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.	Please mark your votes as indicated in this example	☒

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN

1. (a)	Election of Dr. Raymond K.F. Ch’ien as a Class III Director.	☐	☐	☐	2.	Ratify the Company’s audited financial statements and the reports of Directors and the Company’s independent registered public accounting firm for the year ended December 31, 2007.	☐	☐	☐

(b)	Election of Mr. Peter Yip as a Class III Director.	☐	☐	☐	3.	Ratify the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008, and authorize the Audit Committee of the Board of Directors to set their remuneration.	☐	☐	☐

(c)	Election of Mr. Wong Kwong Chi, Simon as a Class III Director.	☐	☐	☐		Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting.		☐

					PLEASE NOTE: Marking the box to the right voids any other instructions indicated in the items above.

					Mark Here for Address Change or Comments SEE REVERSE		☐

Signature	Signature	Date

Please sign exactly as name or names appear hereon. Full title of one signing in representative capacity should be clearly designated after signature. Names of all joint holders should be written even if signed by only one.

^ FOLD AND DETACH HERE ^

CDC CORPORATION

CDC Corporation

BNY Mellon Shareowner Services

P.O. Box 3550, South Hackensack, NJ 07606-9250

The undersigned, a holder of record on September 29, 2008 of Class A Common Shares of CDC Corporation, hereby revokes all other proxies and appoints the Chairman of the Meeting, as proxy for the undersigned, to attend the Annual General Meeting of Shareholders of CDC Corporation (the “General Meeting”), and any adjournment or postponement thereof, to cast on behalf of the undersigned all votes that the undersigned is entitled to cast in respect of the Class A Common Shares registered in the name of the undersigned at the General Meeting and otherwise to represent the undersigned at the General Meeting with all powers possessed by the undersigned as if personally present at the General Meeting.

This Proxy, when properly signed and dated, will be voted in the manner directed as specified by the undersigned, but if no specification is made, the Proxy will be voted FOR items 1 through 3, and will be voted in the discretion of the Chairman of the General Meeting on any other matters that may properly come before the General Meeting or any adjournment or postponement thereof. A detailed explanation of the proposals within each of the items listed has been included with this Proxy.

This form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must either be under its common seal or under the hand of an officer or attorney duly authorized.

In order to be valid, this form of Proxy with the power of attorney or other authority, if any, under which it is signed, must be deposited with the transfer agent no later than 4:00 p.m., New York time, on November 4, 2008 in order to be counted in the Annual General Meeting on November 5, 2008. You may also vote your shares in person at the General Meeting.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Proxy exactly as your name(s) appear(s) on the books of the transfer agent. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

Address Change/Comments (Mark the corresponding box on the reverse side)	BNY Mellon Shareowner Services P.O. Box 3550 South Hackensack, NJ 07606-9250

^ FOLD AND DETACH HERE ^

TO THE HOLDERS OF

CLASS A COMMON SHARES OF

CDC Corporation

BNY Mellon Shareowner Services (the “transfer agent”) has received advice that the Annual General Meeting of Shareholders of CDC Corporation will be held in Hong Kong on Wednesday, November 5, 2008 at 11:00 a.m. (Hong Kong time), for the purposes set forth in the enclosed Notice of Annual General Meeting.

If you are desirous of having the Chairman of the General Meeting vote your Class A Common Shares “for” or “against” the resolutions to be proposed, or any of them, at the General Meeting, kindly execute and forward to BNY Mellon Shareowner Services the attached Proxy. The enclosed postage paid envelope is provided for this purpose. This Proxy should be executed in such manner as to show clearly whether you desire the Chairman of the Meeting to vote “for” or “against” the resolutions or any of them, as the case may be. The Proxy MUST be forwarded in sufficient time to reach the transfer agent before 4:00 p.m., New York time, on November 4, 2008. Only the registered holders of record at the close of business on September 29, 2008 will be entitled to execute the Proxy.

BNY MELLON SHAREOWNER SERVICES

Dated: October 8, 2008	CDC Corporation P.O. BOX 3550 SOUTH HACKENSACK, NJ 07606-9250

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